Exhibit 12.1

Ista Pharmaceuticals Inc.

Computation of Earnings to Fixed Charges (in thousands):

	Three Months Ended March 31,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
		(unaudited)
Earnings:
Net loss	$(84,073)	$(5,300)	$(57,754)	$(34,667)	$(41,817)	$(40,216)
Fixed charges	2,153	8,713	8,956	8,495	8,042	4,343

Total Earnings	$(81,920)	$3,413	$(48,798)	$(26,172)	$(33,775)	$(35,873)

Fixed charges:
Interest expense	$2,072	$8,307	$8,591	$8,100	$7,669	$3,976
Interest factor of rental expense (1)	81	406	365	395	373	367

Total Fixed Charges	$2,153	$8,713	$8,956	$8,495	$8,042	$4,343

Deficit of Earnings to Fixed Charges	$(84,073)	$(5,300)	$(57,754)	$(34,667)	$(41,817)	$(40,216)

(1)	Management believes the percent of rent included in the calculation above is a reasonable approximation of the interest factor.